NEWS RELEASE

North American Palladium Completes C$35 Million Flow-Through Financing

Toronto, Ontario, April 30, 2012 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE Amex: PAL) today announced the completion of its previously announced flow-through financing through which the Company sold 11,300,000 flow-through shares (the "Flow-Through Shares") on a guaranteed basis at a price of C$3.10 per Flow-Through Share (the "Offering") for total gross proceeds of $35,030,000.

The Company intends to use the proceeds from the Offering for eligible exploration activities and mine expansion expenditures at its Lac des Iles palladium mine and property in Ontario that constitute “Canadian exploration expense” as defined in the Income Tax Act (Canada).

The Flow-Through Shares have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States. This press release does not constitute an offer to sell the Flow-Through Shares in the United States.

Forward-Looking Information:

Certain information in this news release relating to North American Palladium Ltd. is forward looking and related to anticipated events and strategies. When used in this context, words such as “will”, “anticipate”, “believe”, “plan”, “intend”, “target” and “expect” or similar words suggest future outcomes. By their nature, such statements are subject to significant risks and uncertainties, which include, but are not limited to, regulatory and government decisions, economic conditions, and availability and cost of financing.

Readers are cautioned not to place undue reliance on forward-looking statements as actual results could differ materially from the plans, expectations, estimates or intentions expressed in the forward-looking statements. Except as required by law, North American Palladium Ltd. disclaims any intention and assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com